UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ellie Mae, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28849P100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 28849P100	Page 2 of 10 Pages

1.	Names of Reporting Persons. Charter Legacy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,524,111
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,524,111
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,524,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): OO

CUSIP NO. 28849P100	Page 3 of 10 Pages

1.	Names of Reporting Persons. CMC Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,524,111
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,524,111
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,524,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP NO. 28849P100	Page 4 of 10 Pages

1.	Names of Reporting Persons. C.M. Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,524,111
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,524,111
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,524,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): OO

CUSIP NO. 28849P100	Page 5 of 10 Pages

1.	Names of Reporting Persons. C.M. Capital Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,524,111
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,524,111
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,524,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%
12.	Type of Reporting Person (See Instructions): CO

Item 1.
	(a)	Name of Issuer:
Ellie Mae, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
4155 Hopyard Road, Suite 200, Pleasanton, California 94588

Item 2.	(a)	Name of Person Filing:

Charter Legacy, LLC CMC Master Fund, L.P. C.M. Capital Advisors, LLC C.M. Capital Corp.

The entities named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office, or, if none, Residence:

Address for Charter Legacy, LLC, CMC Master Fund, L.P., and C.M. Capital Advisors, LLC:
c/o C.M. Capital Corp.
525 University Avenue, Suite 200
Palo Alto, California 94301

Address for C.M. Capital Corp.:
525 University Avenue, Suite 200
Palo Alto, California 94301

	(c)	Citizenship

Charter Legacy, LLC: Delaware CMC Master Fund, L.P.: Delaware C.M. Capital Advisors, LLC: Delaware C.M. Capital Corp.: California

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
28849P100

Item 3.	This statement is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership

Rows 5 through 9 and 11 of the cover page for each Reporting Person set forth the applicable information as of December 31, 2011. The ownership percentages are based on 20,746,724 shares of Common Stock of the Issuer reported to be outstanding as of October 31, 2011 in a Form 10-Q filed with the SEC on November 10, 2011.

The reported securities were held of record by Charter Legacy, LLC as of December 31, 2011. Charter Legacy, LLC is a wholly owned investment vehicle of CMC Master Fund, L.P. C.M. Capital Advisors, LLC is the fund manager of CMC Master Fund, L.P. and the manager of Charter Legacy, LLC. The sole member of C.M. Capital Advisors, LLC is C.M. Capital Corp. CMC Master Fund, L.P., C.M. Capital Advisors, LLC and C.M. Capital Corp. may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) the shares of Common Stock owned of record by Charter Legacy, LLC. Each of CMC Master Fund, L.P., C.M. Capital Advisors, LLC and C.M. Capital Corp expressly disclaims beneficial ownership of all such shares except to the extent of its pecuniary interest therein, if any.

Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

CHARTER LEGACY, LLC

By:	/s/ Elizabeth Hammack

Name: Elizabeth Hammack

Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC, which is the manager of CMC Master Fund, L.P., which is the sole member of Charter Legacy, LLC

CMC MASTER FUND, L.P.

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC, which is the manager of CMC Master Fund, L.P.

C.M. CAPITAL ADVISORS, LLC

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC

C.M. CAPITAL CORPORATION

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

A	Joint Filing Agreement (furnished herewith)

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Ellie Mae, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 13, 2012

CHARTER LEGACY, LLC

By:	/s/ Elizabeth Hammack

Name: Elizabeth Hammack

Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC, which is the manager of CMC Master Fund, L.P., which is the sole member of Charter Legacy, LLC

CMC MASTER FUND, L.P.

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC, which is the manager of CMC Master Fund, L.P.

C.M. CAPITAL ADVISORS, LLC

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President, C.M. Capital Corporation, which is the sole member of C.M. Capital Advisors, LLC

C.M. CAPITAL CORPORATION

By:	/s/ Elizabeth Hammack
Name: Elizabeth Hammack Title: Executive Vice President

Page 10 of 10 Pages